[CARVER LETTERHEAD]

February 28, 2007

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Carver Bancorp, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2006
File No. 001-13007

Dear Mr. Cline,

This letter is in response to your comment letter dated January 24, 2007 (the “Comment Letter”) concerning your review of the financial statements and related disclosures contained in the Form 10-K for the fiscal year ended March 31, 2006 of Carver Bancorp, Inc. (the “Company”).

In connection with the response to the Comment Letter dated February 28, 2007 filed with the Securities and Exchange Commission (the “SEC”) by our counsel, Thacher Proffitt & Wood LLP, and the Company’s filing with the SEC on February 28, 2007 of Amendment No. 1 to its annual report on Form 10-K for the fiscal year ended March 31, 2006 (collectively, the “Filing”), the Company hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact me at 212-360-8820.

Sincerely,

/s/ Roy Swan

Roy Swan
Executive Vice President and
Chief Financial Officer

cc:  Michael Volley, Staff Accountant,
Securities and Exchange Commission
Deborah C. Wright, Chairman and Chief Executive Officer
Carver Bancorp, Inc.
Kofi Appenteng
Walter Van Dorn
Joshua Samit,
Thacher Proffitt & Wood LLP